BAKER & MCKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

June 24, 2008

Our Ref: 32141618-000008
Your Ref: 001-15264

[redacted]

Mr. Donald F. Delaney
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549-7010

Dear Mr. Delaney:

Aluminum Corporation of China Limited
Form 6-K filed on April 14, 2008

In relation to your inquiry of May 29, 2008 addressed to Mr. XIAO Yaqing, Chief Executive Officer of Aluminum Corporation of China Limited ("Chalco") regarding Chalco's Form 6-K filed April 14, 2008, we have been instructed by Chalco to respond as follows:

The Staff's comment:

1. We note the disclosure in the report on Form 6-K that you filed on April 14, 2008 regarding the allegations involving Shandong Aluminum Industry Co., Ltd. Please advise us of your considerations regarding whether to provide related disclosure in your annual report on Form 20-F for your fiscal year ended December 31, 2007, including expanded and, if appropriate, updated disclosure regarding the allegations set forth in such article. See Item 3.D (Key Information- Risk Factors) and Item 8.A(7) (Financial Information-Consolidated Statements and Other Financial Information) of Form 20-F. We also direct your attention to Rule 12b-20 of the Exchange Act.

Chalco replies as follows:

The allegations regarding Shandong Aluminum are not material to Chalco and consequently do not require disclosure

(i) The events related in the article allegedly occurred prior to the establishment of Chalco and were unrelated to Chalco

Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum") was incorporated as a PRC joint stock limited company in June 1999, and undertook its initial public offering and Shanghai Stock Exchange ("SSE") listing of its class A ordinary shares ("A Shares") on June 30, 1999. Chalco was incorporated and capitalized on September 10, 2001, some two years after the events the article refers to. Consequently, the misconduct alleged in the article, even if it occurred (and Chalco does not concede that it did), was unrelated to Chalco and the individuals who subsequently became Chalco's management and directors.[1]

In connection with Chalco's incorporation and capitalization in 2001, an equity interest of 71.4% of shares in Shandong Aluminum was contributed to Chalco. The remainder of Shandong Aluminum's A shares were held by public investors. As a result, and contrary to the article, Chalco has consolidated the results of Shandong Aluminum since Chalco's incorporation in 2001. In April 2007, Chalco acquired the outstanding 28.6% minority shares pursuant to a share exchange transaction that has been disclosed in Chalco's Form 6-K filings of January 18 and February 28, 2007, such that the public shareholding was eliminated and Shandong Aluminum was delisted and merged with Chalco.

(ii) The amounts referred to are not material to Chalco

[redacted]

[1] The sequence of events was:

- June 1999 – incorporation of Shandong Aluminum
- June 30, 1999 – IPO and SSE listing of Shandong Aluminum
- 1999 to 2000 – application of proceeds of Shandong Aluminum IPO
- September 10, 2001 – incorporation and capitalization of Chalco, including 71.4% interest in Shandong Aluminum
- December 2001 – IPO and HKSE and NYSE listing of Chalco's H Shares and ADSs, respectively.

(iii) Chalco, after reasonable inquiry, believes that the allegations are false

(a) Financial statements

Since Chalco's incorporation in September 2001 and its initial public offering of class H ordinary shares ("H Shares"), with listing of the H Shares on the Hong Kong Stock Exchange ("HKSE") and American Depositary Shares representing H Shares on the New York Stock Exchange ("NYSE"), the financial statements of Chalco and its subsidiaries, including Shandong Aluminum, have been audited by PriceWaterhouse Coopers ("PWC").[2] In each case, PWC has given its unqualified audit opinion to the effect that, in its opinion, the financial statements are fairly stated in accordance with Hong Kong Financial Reporting Standards.

Shandong Aluminum's accounts were audited by Beijing Zhongzhou Certified Public Accountants (1999); Beijing Zhongxingyu Certified Public Accountants (2000 through 2005); and Zhong Lei Certified Public Accountants (2006 and 2007). In each case, their audit reports confirmed that in their opinion, the financial statements of Shandong Aluminum were fairly stated in accordance with PRC financial reporting standards.

(b) Compliance by Shandong Aluminum with SSE listing rules and CSRC requirements

As a company with A Shares listed on the SSE, Shandong Aluminum was subject to the SSE listing rules and the ongoing reporting and compliance requirements of the China Securities Regulatory Commission ("CSRC") from its listing in 1999 to its delisting in 2007. The listing rules require mandatory annual audit as well as optional semi-annual and quarterly audit of financial statements; disclosure of related-party transactions with aggregate amount over RMB3 million or 0.5% of the latest audited net assets of the listed company; scrutiny of such transactions by the board of directors and supervisors (related-party transaction with aggregate amount over RMB30 million or 5% of the latest audited net asset of the listed company must be approved by the general shareholders meeting); review of related-party transactions by the independent accountants, together with certification by such accountants that such transaction is conducted on an arm's-length basis on fair commercial terms; publication of annual, semi-annual and quarterly reports including all material information about the company; holding of annual general meeting and, if applicable, extraordinary meetings of shareholders; and other customary requirements.

Based on due diligence performed by Chalco, Shandong Aluminum did not breach SSE listing rules discussed above or CSRC requirements supervised by local authorities of CSRC.

---

[2] PWC's audit of Shandong Aluminum is conducted as part of, and for the purpose of, conducting it audit of Chalco's consolidated group. As a consequence, its audit procedures are more limited than those performed by the independent accountants for Shandong Aluminum, discussed below.

(c) Due diligence in connection with Chalco's IPO and listing

In connection with Chalco's IPO and HKSE and NYSE listing in 2001, Chalco's senior management and its underwriters and their advisors performed extensive due diligence on Chalco and its principal subsidiaries, including Shandong Aluminum. All of the parties involved are experienced and reputable professionals, including the underwriters Morgan Stanley and China International Capital Corporation; independent accountants PWC; underwriters' counsel Davis Polk & Wardwell (US law), Slaughter & May (Hong Kong law) and King & Wood (PRC law); issuer's counsel Shearman & Sterling (US law), Baker & McKenzie (Hong Kong law) and Haiwen & Partners (PRC law). All required due diligence procedures were performed, without any indication of any misconduct by Shandong Aluminum being discovered.

(d) Investigation of the allegations

Although the article itself is quite confused and unclear, and simply wrong in many particulars, it is clear that the substance of the allegations is that proceeds of Shandong Aluminum's IPO were improperly diverted to Shandong Aluminum's parent company and its affiliates through related party transactions. However, as detailed above, the terms and amounts of such transactions were subject to scrutiny by the board of directors and supervisors, by shareholders and by the independent accountants. Further, the acquisition price at which Shandong Aluminum purchased projects from its parent company using a portion of the IPO proceeds was based on a valuation performed by a separate PRC certified public accounting firm. Such acquisitions were also approved at the annual general meeting of shareholders on April 28, 2000. Additional investment required to complete five major projects, and the cancellation of four other projects, was approved at an extraordinary general meeting and disclosed in the 2000 annual report to shareholders.

As detailed in our submission on behalf of Chalco of April 30, 2008, as soon as the article was published, Chalco immediately launched an investigation, pursuing all sources to which Chalco has access, and satisfied itself that the allegations are false. The report of this investigation was submitted to and approved by Chalco's audit committee.

So based on extensive due diligence performed at the time of Chalco's incorporation, capitalization and IPO, and at the time of the publication of the article, Chalco believes that the allegations are false. False information is not material information for disclosure.

[redacted]

[redacted]

[redacted]

In summary, Chalco believes that the allegations are not material to Chalco because:

- the events related in the article allegedly occurred prior to the establishment of Chalco and were unrelated to Chalco;
- the amounts referred to are not material to Chalco;
- Chalco, after reasonable inquiry, believes that the allegations are false; and
- Chalco believes that it will not suffer any material adverse consequence as a result of the article.

Because the allegations not material information requiring disclosure, Chalco does not intend to include related disclosure in its annual report on Form 20-F for the fiscal year ended December 31, 2007, nor will such omission render such annual report misleading. On the contrary, inclusion of such information could itself mislead investors. For the same reason, Chalco does not believe that Rule 12b-20 requires disclosure of the allegations.

The Staffs comment:

2. We note in the opening paragraph of your filing that you make reference to "a certain PRC report" regarding Shandong Aluminum Industry Co., Ltd. Please tell us whether the referenced "PRC report" is the same as the web article published by 21st Century Economic Reports, "Chalco Involved in Accounting Fraud Scandal - 9 Years of Puzzle in Shandong Aluminum Books," dated April 12, 2008. If the "PRC report" is different from the web article, please also provide us with a copy of the PRC report.

Chalco confirms that "a certain PRC report" refers to the same web article "Chalco Involved in Accounting Fraud Scandal" published by 21st Century Economic Reports.

The Staffs comment:

3. Please provide us with any additional news articles that you are aware of regarding the matters described in the web article published by 21st Century Economic Reports, "Chalco Involved in Accounting Fraud Scandal – 9 Years of Puzzle in Shandong Aluminum Books," dated April 12, 2008.

Chalco confirms that the web article has been republished by numerous other internet medias, [redacted]. ***However, Chalco is not aware of any different reports regarding the matters alledged in the web article.***

Chalco and its management acknowledge their responsibility for the accuracy and adequacy of the disclosure in the annual report on Form 20-F, Chalco understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance.

Yours sincerely,

pp.

Scott Clemens